CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603

                                March 28, 2019




Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7954
               FT Equity Allocation ETF Model Portfolio, 2Q '19
                                 (the "Trust")
                     CIK No. 1763459 File No. 333- 229902
--------------------------------------------------------------------------------



Dear Ms. Samuel:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio
_________

      1. PLEASE CONSIDER REMOVING OR REVISING THE REPETITIVE DISCLOSURE IN THE "WHAT IS AN ETF?" SECTION OR THE "EXCHANGE-TRADED FUNDS" RISK.

      Response: We believe the disclosure in the "Objective" section and "Risk Factors" section is necessary to inform an investor on how ETFs operate and the accompanying risks of an investment in ETFs.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                          ________________________
                                          Daniel J. Fallon